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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                               SHOP AT HOME, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                  825066 30 1
                                 (CUSIP Number)

                             C. Michael Norton, Esq.
                             Wyatt, Tarrant & Combs
                                   Suite 1500
                                511 Union Street
                               Nashville, TN 37219
                                 (615) 244-0020
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 January 2, 1998
             (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. /___/


         Check the following box if a fee is being paid with this
statement. /   /

                             CUSIP NO. - 825066 30 1

(1)      Name of reporting person................................................................SAH Holdings, L.P.

         S.S. or I.R.S. No. of
         above person....................................................................................62-1539757

(2)      Check the appropriate box
         if a member of a group
         (see instructions)...................................................................................(a) X

                (b)

(3)      SEC use only. . . . . . . . . . . . .

(4)      Source of funds (see instructions)......................................................................AF

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or place
         of organization..................................................................................Tennessee

Number of shares beneficially owned by each reporting person with:

         (7)      Sole voting power...............................................................................*
         (8)      Shared voting power.............................................................................*
         (9)      Sole dispositive power..........................................................................*
         (10)     Shared dispositive power........................................................................*

(11)     Aggregate amount beneficially
         owned by each reporting person...........................................................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions)................................................................................X

(13)     Percent of class represented
         by amount in Row (11)....................................................................................*

(14)     Type of reporting person................................................................................PN


*See Item 5 below.


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



                             CUSIP NO. - 825066 30 1

(1)      Name of reporting person......................................................................J.D. Clinton

         S.S. or I.R.S. No. of
         above person...............................................................................SSN ###-##-####

(2)      Check the appropriate box
         if a member of a group
         (see instructions)...................................................................................(a) X

                (b)

(3)      SEC use only. . . . . . . . . . . . .

(4)      Source of funds (see instructions).....................................................................N/A

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or place
         of organization........................................................................................USA

Number of shares beneficially owned by each reporting person with:

         (7)      Sole voting power...............................................................................*
         (8)      Shared voting power.............................................................................*
         (9)      Sole dispositive power..........................................................................*
         (10)     Shared dispositive power........................................................................*

(11)     Aggregate amount beneficially
         owned by each reporting person...........................................................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions)................................................................................X

(13)     Percent of class represented
         by amount in Row (11)....................................................................................*

(14)     Type of reporting person................................................................................IN


*See Item 5 below.

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



                             CUSIP NO. - 825066 30 1

(1)      Name of reporting person...................................................Global Network Television, Inc.

         S.S. or I.R.S. No. of
         above person....................................................................................62-1539759

(2)      Check the appropriate box
         if a member of a group
         (see instructions)...................................................................................(a) X

                (b)

(3)      SEC use only. . . . . . . . . . . . .

(4)      Source of funds (see instructions).....................................................................N/A

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or place
         of organization..................................................................................Tennessee

Number of shares beneficially owned by each reporting person with:

         (7)      Sole voting power...............................................................................*
         (8)      Shared voting power.............................................................................*
         (9)      Sole dispositive power..........................................................................*
         (10)     Shared dispositive power........................................................................*

(11)     Aggregate amount beneficially
         owned by each reporting person...........................................................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions)................................................................................X

(13)     Percent of class represented
         by amount in Row (11)....................................................................................*

(14)     Type of reporting person................................................................................CO



*See Item 5 below.


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



                             CUSIP NO. - 825066 30 1

(1)      Name of reporting person.........................................................Clinton Investments, L.P.

         S.S. or I.R.S. No. of
         above person...................................................................................Applied For

(2)      Check the appropriate box
         if a member of a group
         (see instructions)...................................................................................(a) X

                (b)

(3)      SEC use only. . . . . . . . . . . . .

(4)      Source of funds (see instructions).....................................................................N/A

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or place
         of organization..................................................................................Tennessee

Number of shares beneficially owned by each reporting person with:

         (7)      Sole voting power...............................................................................*
         (8)      Shared voting power.............................................................................*
         (9)      Sole dispositive power..........................................................................*
         (10)     Shared dispositive power........................................................................*

(11)     Aggregate amount beneficially
         owned by each reporting person...........................................................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions)................................................................................X

(13)     Percent of class represented
         by amount in Row (11)....................................................................................*

(14)     Type of reporting person................................................................................PN


*See Item 5 below.


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        The purpose of this amendment is to report the exercise of certain options by SAH Holdings, L.P. ("SAH Holdings"), to acquire shares of Common Stock of the Issuer from W. Paul Cowell ("Cowell"). This amendment also deletes Cowell as a member of the reporting group. This amendment also reports the transfer of certain shares of Common Stock and warrants to purchase Common Stock of the Issuer from Global Network Television, Inc. ("Glob- al"), to Clinton Investments, L.P. ("Clinton Investments"). This amendment also adds Clinton Investments as a member of the reporting group.

         Item 2 is amended by adding thereto the following information:

AFFILIATE OF THE GENERAL PARTNER OF SAH HOLDINGS, L.P.

(a)      Name                                      Clinton Investments, L.P.

(b)      Address                                   INSOUTH Bank Building
                                                   111 South Washington
                                                   Brownsville, Tennessee 38012

(c)      Occupation                                Not Applicable

(d)      Criminal Convictions                      None

(e)      Civil Proceedings/
         Securities Laws                           None

(f)      Citizenship                               Tennessee


         Items 4 and 5 of the Schedule 13D are amended and restated in their entirety as follows.

Item 4.           Purpose of Transaction

         See Item 5 below concerning the rights of the reporting persons to acquire shares of the common stock of the Issuer, which rights may be exercised in the future to acquire securities of the Issuer.

         On January 2, 1998, SAH Holdings, L.P., exercised an option to purchase 468,060 shares of Common Stock of the Issuer from Cowell for a total purchase price of $700,000 ($1.50 per share). This option had been granted under the terms of agreement between Cowell and SAH Holdings dated August 6, 1993. Originally, the option covered a total of 1,250,000 shares of Common Stock of the Issuer. SAH Holdings has periodically exercised its right to acquire these shares, and the exercise of the option to purchase the 468,060 shares, reported herein, constitutes the purchase of all of the remaining shares subject to the option. Funds for this acquisition came from a loan to SAH Holdings from Clinton Investments, and


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Clinton Investments obtained the funds from a capital contribution to that partnership made by J.D. Clinton.

         Under the agreement between Cowell and SAH Holdings, whereby Cowell granted the above described option, the parties agreed to vote their shares together on issues regarding the election of the members of the Board of Directors. This joint voting agreement terminated by its terms on January 2, 1998, upon the purchase of all shares remaining subject to the option. Accordingly, since SAH Holdings and Cowell have no current agreement with respect to the voting together of their shares, Cowell is deleted as a member of the reporting group.

         On December 30, 1997, Global transferred 206,000 shares of the Issuer to Clinton Investments and Global also transferred to Clinton Investments warrants to purchase 542,500 shares of Common Stock of Issuer. On the same date, Clinton transferred 126,500 shares of Common Stock to Clinton Investments. These are pro forma transfers only between two entities controlled by Clinton without monetary consideration. Clinton is the sole shareholder of Global, and Global is the sole general partner of Clinton Investments, with Clinton being the limited partner.

         On December 31, 1997, the Board of Directors of the Issuer voted to increase the size of the Board from six (6) to eight (8) members, and nominated the current Board members and two new members (Daniel Sullivan and Patricia Mitchell) for election by the shareholders.

         On December 31, 1997, the Board of Directors of the Issuer voted to recommend that the shareholders approve an amendment to the Charter of the Issuer which would authorize the issuance of up to 30,000,000 shares of Non-Voting Common Stock. The Board has not indicated any present intention to issue any or all of such shares if the amendment to the Issuer's Charter is approved.

         On January 14, 1998, the Issuer filed a Registration Statement on Form S-1 with the Commission covering a total of 7,500,000 shares of its Common Stock (plus an additional 1,125,000 shares for the underwriter's over-allotment) and $60 million of the Issuer's Senior Notes. The principal use of the proceeds of this issuance is to make television station acquisitions.

         Clinton plans to request the Board of Directors to recommend to the shareholders an amendment to the Charter of the Issuer providing that the terms of the directors will be for staggered three (3) year terms. At present, all directors are elected for one year terms. If adopted, this charter amendment could have the effect of impeding a change of control of the Issuer.

         Except as stated above, or as disclosed in Item 5 below, none of the reporting persons has any present plans or proposals which



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relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         a.  Beneficial Interest:                SAH Holdings, L.P.
                                                 Global Network Television, Inc.
                                                 J.D. Clinton(1)

             i.       Owned                               3,227,700(2)          (27.5%)
                      Right to Acquire                    2,202,000(3)          (15.8%)

             ii.      Sole Voting Power                   5,402,400(4)          (38.7%)
                      Shared Voting Power                    27,300(5)           (0.2%)
                      Sole Dispositive Power              5,402,400(6)          (38.7%)
                      Shared Dispositive Power               27,300(7)           (0.2%)

(1) Clinton is the sole shareholder of Global, and Global is the sole general partner of SAH Holdings, L.P. ("SAH"), a limited partnership. Global is the sole general partner of Clinton Investments. Clinton, Global, Clinton Investments and SAH are reported as a group hereunder.

(2) SAH is the owner of 2,867,900 shares; 332,500 are held by Clinton Investments; 6,800 shares are owned by Clinton's wife; and 20,500 are held by two Clinton family trusts.

(3) SAH holds warrants to purchase a total of 1,650,000 shares. Clinton Investments holds warrants to purchase a total of 542,000 shares. Clinton has an option to acquire 10,000 shares from the Issuer.



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(4) These shares are made up of the following: 2,867,900 shares owned by SAH
Holdings; 1,650,000 shares which would be owned by SAH Holdings if it exercises its warrants, 542,000 shares which would be owned by Clinton Investments if it exercises its warrants, 332,500 shares owned by Clinton Investments, and 10,000 shares owned by Clinton if he exercises his option.

(5) Clinton shares the right to vote 6,800 shares owned by his wife and 20,500 shares owned by the Clinton family trusts.

(6) Shares listed in Note 4.

(7) Shares held by Clinton's wife and the family trusts.

         b. None of the Reporting Parties, or their affiliates, have engaged in any transactions with respect to Issuer's stock in the past sixty days, except as described herein or in previous amendments to this Schedule 13D.




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                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.


                                           SAH HOLDINGS, L.P.

                                           By: GLOBAL NETWORK TELEVISION, INC.


Date: January 20, 1998                     By:  /s/ Dan Jackson
                                                ------------------------------
                                                Dan Jackson, President




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                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.


                                            GLOBAL NETWORK TELEVISION, INC.


Date: January 20, 1998                      By: /s/ Dan Jackson
                                                ------------------------------
                                                Dan Jackson, President



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                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.



Date: January 15, 1998                           /s/ J.D. Clinton
                                                 -----------------------------
                                                     J.D. Clinton




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